SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.   20549

                                  Schedule 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 59)*

                              NL INDUSTRIES, INC.
                                (Name of Issuer)

                         Common Stock, $0.125 par value
                         (Title of Class of Securities)

                                  629156 40 7
                                 (CUSIP Number)

                                STEVEN L. WATSON
                              THREE LINCOLN CENTRE
                                   SUITE 1700
                                5430 LBJ FREEWAY
                           DALLAS, TEXAS  75240-2694
                                 (972) 233-1700
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                November 6, 1998
                      (Date of Event which requires Filing
                               of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box. [   ]

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)


CUSIP No.  629156 40 7

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           Tremont Corporation

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [   ]

      (b)  [   ]

 3    SEC USE ONLY


 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           WC

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

               7    SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               10,215,541
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                         10,215,541

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
           10,215,541

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           19.6%

 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO


CUSIP No.  629156 40 7

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           Valmont Insurance Corporation

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [   ]

      (b)  [   ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           Not applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Vermont

               7    SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               10,215,541
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                         10,215,541

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           10,215,541

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           19.6%

 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO


CUSIP No.  629156 40 7

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           Valhi, Inc.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [   ]

      (b)  [   ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           WC and BK

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

               7    SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               40,350,931
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                         40,350,931

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           40,350,931

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           77.4%

 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO


CUSIP No.  629156 40 7

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           Valhi Group, Inc.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [   ]

      (b)  [   ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           Not applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]

 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Nevada

               7    SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               40,350,931
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                         40,350,931

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           40,350,931

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           77.4%

 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO


CUSIP No.  629156 40 7

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           National City Lines, Inc.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [   ]

      (b)  [   ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           Not applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware

               7    SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               40,350,931
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                         40,350,931

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           40,350,931

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           77.4%

 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO


CUSIP No.  629156 40 7

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           NOA, Inc.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [   ]

      (b)  [   ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           Not applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Texas

               7    SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               40,350,931
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                         40,350,931

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           40,350,931

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           77.4%

 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO


CUSIP No.  629156 40 7

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           Dixie Holding Company

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [   ]

      (b)  [   ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           Not applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

               7    SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               40,350,931
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                         40,350,931

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           40,350,931

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           77.4%

 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO


CUSIP No.  629156 40 7

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           Dixie Rice Agricultural Corporation, Inc.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [   ]

      (b)  [   ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           Not applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Louisiana

               7    SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               40,350,931
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                         40,350,931

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           40,350,931

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           77.4%

 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO


CUSIP No.  629156 40 7

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           Southwest Louisiana Land Company, Inc.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [   ]

      (b)  [   ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           Not applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Louisiana

               7    SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               40,350,931
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                         40,350,931

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           40,350,931

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           77.4%

 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO


CUSIP No.  629156 40 7

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           Contran Corporation

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)
      (a)  [   ]

      (b)  [   ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           Not applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

               7    SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               40,350,931
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                         40,350,931

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           40,350,931

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           77.4%

 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO


CUSIP No.  629156 40 7

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           The Combined Master Retirement Trust

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [   ]

      (b)  [   ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           Not applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Texas

               7    SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               40,350,931
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                         40,350,931

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           40,350,931

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           77.4%

 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           EP


CUSIP No.  629156 40 7

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           Harold Simmons Foundation, Inc.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [   ]

      (b)  [   ]

 3    SEC USE ONLY


 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           Not applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Texas

               7    SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               40,350,931
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                         40,350,931

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           40,350,931

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           77.4%

 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO


CUSIP No.  629156 40 7

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           Harold C. Simmons

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(SEE
      INSTRUCTIONS)

      (a)  [   ]

      (b)  [   ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           Not applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           USA

               7    SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               40,420,406
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                         40,420,406

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           -0-

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [ X ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.0%

 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           IN


                                AMENDMENT NO. 59
                                TO SCHEDULE 13D

     This amended statement on Schedule 13D (this "Statement") relates to the common stock, $0.125 par value per share (the "Shares"), of NL Industries, Inc., a New Jersey corporation (the "Company"). Items 2, 3, 4, 5, 6 and 7 of this Statement are hereby amended as set forth below.

Item 2.   Identity and Background.

     Item 2(a) is amended as follows:

     (a) This Statement is filed (i) by Tremont Corporation ("Tremont") and Valhi, Inc. ("Valhi") as the direct holders of Shares, (ii) by virtue of the direct and indirect ownership of securities of Tremont and Valhi (as described below in this Statement), by Valmont Insurance Company ("Valmont"), Valhi Group, Inc. ("VGI"), National City Lines, Inc. ("National"), NOA, Inc. ("NOA"), Dixie Holding Company ("Dixie Holding"), Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice"), Southwest Louisiana Land Company, Inc. ("Southwest"), Contran Corporation ("Contran"), The Combined Master Retirement Trust (the "CMRT") and the Harold Simmons Foundation, Inc. (the "Foundation") and (iii) by virtue of his positions with Contran and certain of the other entities (as described in this Statement), by Harold C. Simmons (collectively, the "Reporting Persons"). By signing this Statement, each Reporting Person agrees that this Statement is filed on its or his behalf.

     Valhi and Tremont are the direct holders of approximately 57.8% and 19.6%, respectively, of the 52,127,813 Shares outstanding as of November 9, 1998 according to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998 (the "Outstanding Shares"). Valhi and Tremont may be deemed to control the Company. Valhi, the Foundation, the Company, Valmont and the CMRT are the direct holders of approximately 48.5%, 3.9%, 0.6% 0.5% and 0.1%, respectively, of the outstanding shares of common stock of Tremont. Valhi may be deemed to control Tremont. Valhi is the direct holder of 100% of the outstanding common stock of Valmont and may be deemed to control Valmont. VGI, National, Contran, the Foundation and the CMRT are the direct holders of 81.9%, 9.5%, 0.8% 0.5% and 0.1%, respectively, of the common stock of Valhi. Together, VGI, National and Contran may be deemed to control Valhi. National, NOA and Dixie Holding are the direct holders of approximately 73.3%, 11.4% and 15.3%, respectively, of the outstanding common stock of VGI. Together, National, NOA and Dixie Holding may be deemed to control VGI. Contran and NOA are the direct holders of approximately 85.7% and 14.3%, respectively, of the outstanding common stock of National and together may be deemed to control National.
Contran and Southwest are the direct holders of approximately 49.9% and 50.1%, respectively, of the outstanding common stock of NOA and together may be deemed to control NOA. Dixie Rice is the holder of 100% of the outstanding common stock of Dixie Holding and may be deemed to control Dixie Holding. Contran is the holder of approximately 88.8% and 66.3% of the outstanding common stock of Southwest and Dixie Rice, respectively, and may be deemed to control Southwest and Dixie Rice.

     Substantially all of Contran's outstanding voting stock is held by trusts established for the benefit of certain of Mr. Harold C. Simmons' children and grandchildren (the "Trusts"), of which Mr. Simmons is the sole trustee. As sole trustee of each of the Trusts, Mr. Simmons has the power to vote and direct the disposition of the shares of Contran stock held by each of the Trusts. Mr. Simmons, however, disclaims beneficial ownership of such shares.

     The CMRT directly holds approximately 0.1% of each of the outstanding shares of Tremont and Valhi common stock. The CMRT is a trust formed by Valhi to permit the collective investment by trusts that maintain the assets of certain employee benefit plans adopted by Valhi and related companies. Mr. Simmons is the sole trustee of the CMRT and the sole member of the trust investment committee for the CMRT. Mr. Simmons is a participant in one or more of the employee benefit plans that invest through the CMRT.

     The Foundation directly holds approximately 3.9% of the outstanding Tremont common stock and 0.5% of the outstanding Valhi common stock. The Foundation is a tax-exempt foundation organized for charitable purposes. Harold C. Simmons is the chairman of the board and chief executive officer of the Foundation and may be deemed to control the Foundation.

     The Contran Deferred Compensation Trust No. 2 (the "CDCT No. 2") directly holds approximately 0.2% of the outstanding Valhi common stock. Boston Safe Deposit and Trust Company serves as the trustee of the CDCT No. 2. Contran established the CDCT No. 2 as an irrevocable "rabbi trust" to assist Contran in meeting certain deferred compensation obligations that it owed to Harold C. Simmons. If the CDCT No. 2 assets are insufficient to satisfy such obligations, Contran is obligated to satisfy the balance of such obligations as they come due. Due to the terms of the CDCT No. 2, Contran (i) retains the power to vote the shares of Valhi common stock held directly by the CDCT No. 2, (ii) retains dispositive power over such shares and (iii) may be deemed the indirect beneficial owner of such shares.

     The Company and Valmont directly own 1,186,200 shares and 1,000,000 shares, respectively, of Valhi common stock. Pursuant to Delaware law, Valhi treats the shares of Valhi common stock owned by Valmont and the Company as treasury stock for voting purposes and for the purposes of this Statement are not deemed outstanding.

     Mr. Harold C. Simmons is chairman of the board and chief executive officer of Valhi, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest and Contran. Mr. Simmons is also chairman of the board of the Company and a director of Tremont.

     By virtue of the holding of the offices, the stock ownership and his service as trustee, all as described above, (a) Mr. Simmons may be deemed to control the entities described above and (b) Mr. Simmons and certain of such entities may be deemed to possess indirect beneficial ownership of Shares that Valhi and Tremont hold directly. However, Mr. Simmons disclaims beneficial ownership of the Shares beneficially owned, directly or indirectly, by any of such entities.

     Harold C. Simmons' spouse is the direct owner of 69,475 Shares, 3,747 shares of Tremont common stock and 77,000 shares of Valhi common stock. Mr. Simmons may be deemed to share indirect beneficial ownership of such shares. Mr. Simmons disclaims all such beneficial ownership.

     Certain information concerning the directors and executive officers of the Reporting Persons, including offices held by Mr. Simmons is set forth on Schedule B attached hereto and incorporated herein by reference.

     (b)  The principal office of Valmont is Five Burlington Square, 4th Floor,
Burlington, Vermont   05401.

     The business addresses of the directors and executive officers of the Reporting Persons are set forth on Schedule B to this Statement and incorporated herein by reference.

     (c) Valmont is principally engaged in insuring certain casualty and property risks of its parent and affiliate corporations or entities.

     (d) None of the Reporting Persons or, to the best knowledge of such persons, any of the persons named in Schedule B to this Statement has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons or, to the best knowledge of such persons, any person named in Schedule B to this Statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Valmont is a Vermont corporation. The persons named on Schedule B to this Statement are citizens of the United States, except as otherwise indicated on such Schedule.

Item 3.   Source and Amount of Funds or Other Consideration.

     Item 3 is amended as follows:

     The total amount of funds Tremont used to acquire the Shares purchased by it as reported in Item 5(c) was $7,639,141.25 (including commissions). Such funds were provided by Tremont's cash on hand.

Item 4.   Purpose of Transaction.

     Item 4 is amended as follows:

     Tremont purchased the Shares reported in Item 5(c) of this amendment 59 to this Statement in order to increase its equity interest in the Company.

     Depending upon their evaluation of the Company's business and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), any of the Reporting Persons or other entities that may be deemed to be affiliated with Contran, other than the CMRT and the Foundation, may from time to time purchase Shares, and any of the Reporting Persons or other entities that may be deemed to be affiliated with Contran may from time to time dispose of all or a portion of the Shares held by such person, or cease buying or selling Shares. Any such additional purchases or sales of the Shares may be in open market or privately negotiated transactions or otherwise.

     As described under Item 2 of this Statement, Harold C. Simmons may be deemed to control the Company.

     The information included in Item 6 of this Statement is hereby incorporated herein by reference.

     The Reporting Persons understand that prior purchases of Shares by persons named in Schedule B to this Statement were made for the purpose of each such person's personal investment.

     Certain of the persons named in Schedule B to this Statement, namely Harold
C. Simmons, Glenn R. Simmons, Joseph S. Compofelice, J. Landis Martin, Susan E. Alderton and Patrick J. Stangle are directors, officers or employees of the Company and may acquire Shares from time to time pursuant to benefit plans that the Company sponsors or other compensation arrangements with the Company.

     Except as described in this Item 4, none of the Reporting Persons nor, to the best knowledge of such persons, any other person named in Schedule B to this Statement has formulated any plans or proposals which relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

     Item 5 is amended as follows:

     (a) Valhi, Tremont and Harold C. Simmons' spouse are the direct beneficial owners of 30,135,390, 10,215,541 and 69,475 Shares, respectively.

     By virtue of the relationships described under Item 2 of this Statement:

          (1) Valmont may be deemed to be the beneficial owner of the 10,215,541 Shares (approximately 19.6% of the Outstanding Shares) directly held by Tremont;

          (2) Valhi, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest, Contran, the CMRT and the Foundation may each be deemed to be the beneficial owner of the 40,350,931 Shares (approximately 77.4% of the Outstanding Shares) directly held by Valhi and Tremont; and

          (3) Harold C. Simmons may be deemed to be the beneficial owner of the 40,420,406 Shares (approximately 77.5% of the Outstanding Shares) directly held by Valhi, Tremont and Mr. Simmons' spouse.

     Mr. Simmons disclaims beneficial ownership of all Shares.

     The Reporting Persons understand, based on ownership filings with the Securities and Exchange Commission (the "Commission") or upon information provided by the persons listed on Schedule B to this Statement, that such persons may be deemed to own personally and beneficially the Shares as indicated on Schedule C to this Statement.

     (b)  By virtue of the relationships described in Item 2:

          (1) Tremont and Valmont may each be deemed to share the power to vote and direct the disposition of the 10,215,541 Shares that Tremont directly holds;

          (2) Valhi, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest, Contran, the CMRT and the Foundation may each be deemed to share the power to vote and direct the disposition of the 40,350,931 Shares that Valhi and Tremont directly hold; and

          (3) Harold C. Simmmons may be deemed to share the power to vote and direct the disposition of the 40,420,406 Shares that Valhi, Tremont and Mr. Simmons' spouse directly hold.

     (c) The table below sets forth purchases of the Shares by the Reporting Persons since the Reporting Persons filed Amendment No. 58 to this Statement on September 29, 1998. Tremont purchased all of the following Shares on the New York Stock Exchange, Inc.

                                  Approximate Price
                                      Per Share
                                    (exclusive of
     Date       Amount of Shares     commissions)     Purchaser
--------------  ----------------  -----------------  -----------
    09/29/98          20,000           $19.3750         Tremont
    09/29/98          20,000           $19.5000         Tremont
    09/29/98           7,000           $19.5625         Tremont
    09/29/98          10,000           $19.6875         Tremont
    09/29/98           5,000           $19.7500         Tremont
    09/30/98             300           $19.2500         Tremont
    09/30/98          10,000           $19.3750         Tremont
    09/30/98          23,000           $19.5625         Tremont
    10/01/98           9,500           $18.7500         Tremont
    10/01/98          10,000           $19.2500         Tremont
    10/01/98          50,000           $19.0000         Tremont
    10/02/98          24,500           $18.7500         Tremont
    10/05/98           3,200           $18.7500         Tremont
    10/06/98          22,200           $18.7500         Tremont
    10/06/98           9,500           $18.7500         Tremont
    10/08/98          15,000           $17.0000         Tremont
    10/08/98           6,500           $17.4375         Tremont
    10/08/98           2,500           $17.6875         Tremont
    10/08/98           2,500           $17.8125         Tremont
    10/08/98           3,500           $18.0000         Tremont
    10/08/98           2,500           $18.3750         Tremont
    10/08/98          10,000           $18.4375         Tremont
    10/08/98          10,000           $18.7500         Tremont
    10/09/98          15,000           $14.0000         Tremont
    10/09/98          10,000           $14.5000         Tremont
    10/09/98          25,000           $15.0000         Tremont
    10/12/98          25,000           $14.0000         Tremont
    10/12/98          10,000           $14.2500         Tremont
    10/12/98          25,000           $14.5000         Tremont
    10/13/98          10,000           $13.0000         Tremont
    10/13/98          10,000           $13.2500         Tremont
    10/13/98          10,000           $13.5000         Tremont
    10/13/98          20,000           $13.7500         Tremont
    10/15/98          10,000           $12.7500         Tremont


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Item 6 is amended as follows:

     As of November 6, 1998, Valhi terminated its $15.0 million Credit Agreement dated as of May 19, 1998 between Valhi and Societe Generale, Southwest Agency ("SoGen") that was secured by Valhi's pledge of 4,787,210 Shares.

     As of November 6, 1998, Valhi entered into a Credit Agreement (the "Valhi Credit Facility") among Valhi, Comerica Bank ("Comerica"), U.S. Bank National Association ("U.S. Bank") and SoGen (collectively with Comerica and U.S. Bank, the "Banks"), for itself and as the administrative agent, issuing bank and arranger. The Banks have committed to loan to Valhi under the Valhi Credit Facility up to an aggregate of $50 million. The maximum amount that Valhi can borrow under the Valhi Credit Facility can be increased to a maximum of $100 million, if and when additional participating banks commit to loan additional amounts to Valhi under the Valhi Credit Facility. Borrowings under the Valhi Credit Facility bear interest (i) for base rate borrowings, at the rate announced publicly from time to time by SoGen as its prime rate or 0.50% over the federal funds rate or (ii) for eurodollar borrowings, at a rate of 1.5% over the relevant rate (adjusted for statutory reserve requirements for eurodollar liabilities) at which deposits in U.S. dollars are offered to SoGen's London office in the interbank eurodollar market (the one, two, three or six month rate at Valhi's option). The maturity date of Valhi Credit Facility is November 5, 1999 or such extended maturity date as may be mutually agreed upon. Valhi's obligations under the Valhi Credit Facility are collateralized by certain Shares. As of November 13, 1998, Valhi had not borrowed any money and had pledged 29,974,610 Shares (57.5% of the Outstanding Shares) under the Valhi Credit Facility. The foregoing summary of the Valhi Credit Facility is qualified in its entirety by reference to Exhibit 1, which is incorporated herein by this reference.

     The information included in Item 4 of this Statement is hereby incorporated herein by reference.

     Other than as set forth above, none of the Reporting Persons or, to the best knowledge of such persons, any person named in Schedule B to this Statement has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Company, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits.

     Item 7 is amended and restated as follows:

Exhibit 1* Credit Agreement dated as of November 6, 1998 among Valhi, Inc., the financial institutions from time to time that are a party thereto and Societe Generale, Southwest Agency, as the administrative agent, issuing bank and arranger.

----------

*    Filed herewith.

                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  November 20, 1998




                                /s/ Harold C. Simmons
                                --------------------------------
                                Harold C. Simmons
                                Signing in the capacities listed on Schedule
                                "A" attached hereto and incorporated herein by reference.

                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  November 20, 1998




                                /s/ J. Landis Martin
                                --------------------------------
                                J. Landis Martin
                                Signing in the capacity listed on Schedule "A" attached hereto and incorporated herein by reference.

                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  November 20, 1998





                                /s/ Steven L. Watson
                                --------------------------------
                                Steven L. Watson
                                Signing in the capacities listed on Schedule
                                "A" attached hereto and incorporated herein by reference.

                                   SCHEDULE A


HAROLD C. SIMMONS, in his individual capacity and as trustee of THE COMBINED MASTER RETIREMENT TRUST.


J. LANDIS MARTIN, as chairman of the board, chief executive officer and president of TREMONT CORPORATION.

STEVEN L. WATSON, as president or vice president of each of:

CONTRAN CORPORATION
DIXIE HOLDING COMPANY
DIXIE RICE AGRICULTURAL CORPORATION, INC.
HAROLD SIMMONS FOUNDATION, INC.
NATIONAL CITY LINES, INC.
NOA, INC.
SOUTHWEST LOUISIANA LAND COMPANY, INC.
VALHI GROUP, INC.
VALHI, INC.
VALMONT INSURANCE COMPANY

                                   Schedule B

     Schedule B is hereby amended and restated as follows:

     The names of the directors and executive officers of the Harold Simmons Foundation, Inc. (the "Foundation"), Contran Corporation ("Contran"), Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice"), Dixie Holding Company ("Dixie Holding"), National City Lines, Inc. ("National"), NOA, Inc. ("NOA"), Southwest Louisiana Land Company, Inc. ("Southwest"), Valhi Group, Inc. ("VGI"), Valhi, Inc. ("Valhi"), Valmont Insurance Company ("Valmont") and Tremont Corporation ("Tremont") and their present principal occupations are set forth below. Except as otherwise indicated, each such person is a citizen of the United States of America and the business address of each such person is 5430 LBJ Freeway, Suite
1700, Dallas, Texas   75240.

            Name                 Present Principal Occupation
-----------------------------  ---------------------------------

Susan E. Alderton (1)          Vice president and chief
                               financial officer of NL
                               Industries, Inc. (the "Company");
                               and director of Tremont.

Eugene K. Anderson             Vice president of Contran, Dixie
                               Holding, Dixie Rice, NOA,
                               National, Southwest, VGI, Valhi
                               and Valmont; and treasurer of the
                               Foundation.

Richard J. Boushka (2)         Director of Tremont; principal of
                               Boushka Properties, a private
                               investment firm.

F. Murlyn Broussard (3)        Treasurer of Southwest.

Norman S. Edelcup (4)          Director of Valhi; chairman of
                               the board of Item Processing of
                               America Inc., a processing
                               service bureau.

Lisa Simmons Epstein           Director and president of the
                               Foundation.

Kenneth R. Ferris (5)          Director of Valhi; Distinguished
                               Professor at the American
                               Graduate School of International
                               Management.

Marlin H. Henning (6)          Vice president of Valmont; and an
                               independent risk management
                               consultant.

J. Mark Hollingsworth          Vice president and general
                               counsel of Contran, Dixie
                               Holding, Dixie Rice, NOA,
                               National, Southwest, VGI and
                               Valhi; general counsel of
                               Valmont, the Foundation and CompX
                               International Inc., a
                               manufacturer of computer support
                               systems, drawer slides and
                               locking systems that is
                               affiliated with Valhi ("CompX").

Keith A. Johnson               Controller of the Foundation.

William J. Lindquist           Director and senior vice
                               president of Contran, Dixie
                               Holding, NOA, National and VGI;
                               senior vice president of Dixie
                               Rice, Southwest and Valhi; vice
                               president and tax director of
                               CompX.

A. Andrew R. Louis             Secretary of Contran, Dixie
                               Holding, Dixie Rice, NOA,
                               National, Southwest, VGI and
                               Valhi.

Kelly D. Luttmer               Tax director of Contran, Dixie
                               Holding, Dixie Rice, NOA,
                               National, Southwest, VGI and
                               Valhi.

Allen Martin (7)               Director of Valmont; and a
                               partner in the law firm of Downs
                               Rachlin & Martin PLLC.

J. Landis Martin (8)           President, chief executive
                               officer and a director of the
                               Company; chairman of the board
                               and chief executive officer of
                               Titanium Metals Corporation, a
                               producer of titanium metal
                               products ("TIMET") that is
                               affiliated with Tremont; and
                               chairman of the board, president
                               and chief executive officer of
                               Tremont.

Andrew McCollam, Jr. (3)       Director of Dixie Rice; president
                               and director of Southwest; and a
                               private investor.

Harold M. Mire (9)             Vice president of Dixie Rice and
                               Southwest.

J. Thomas Montgomery, Jr. (8)  Vice president-finance and
                               treasurer of TIMET; and vice
                               president-controller and
                               treasurer of Tremont.

Robert E. Musgraves (8)        Vice president, general counsel
                               and secretary of TIMET and
                               Tremont.

Bobby D. O'Brien               Vice president and treasurer of
                               CompX, Contran, Dixie Holding,
                               Dixie Rice, NOA, National, VGI,
                               Valhi and Valmont; and vice
                               president of Southwest.

Glenn R. Simmons               Vice chairman of the board of
                               Contran, Dixie Holding, NOA,
                               National, VGI and Valhi; director
                               of the Company, Tremont and
                               CompX; director and executive
                               vice president of Southwest and
                               Dixie Rice; chairman of the board
                               of Keystone Consolidated
                               Industries, Inc. ("Keystone"), a
                               manufacturer of steel rod, wire
                               and wire products that is
                               affiliated with Contran; and a
                               director of Valmont.

Harold C. Simmons              Chairman of the board and chief
                               executive officer of Contran,
                               Dixie Holding, Dixie Rice, the
                               Foundation, NOA, National,
                               Southwest, VGI and Valhi;
                               chairman of the board of the
                               Company; director of Tremont; and
                               trustee and member of the trust
                               investment committee of The
                               Combined Master Retirement Trust.

Richard A. Smith (9)           Director and president of Dixie
                               Rice.

Thomas P. Stafford (10)        Director of Tremont; co-founder
                               of Stafford, Burke and Hecker,
                               Inc., a consulting company;
                               director of Allied-Signal, Inc.,
                               CMI Corporation and Seagate
                               Technologies, Inc.

Patrick J. Stangle (11)        Director and president of
                               Valmont; and director of risk
                               management of NL.

Avy H. Stein (12)              Director of Tremont; managing
                               partner of Willis, Stein &
                               Partners, a private equity
                               investment firm.

Gregory M. Swalwell            Vice president and controller of
                               Contran, Dixie Holding, NOA,
                               National, VGI and
                               Valhi; vice president of Dixie
                               Rice and Southwest; and
                               controller of Valmont.

J. Walter Tucker, Jr. (13)     President, treasurer and a
                               director of Tucker & Branham,
                               Inc., a mortgage banking,
                               insurance and real estate
                               company; vice chairman of the
                               board of Keystone; chairman of
                               the board of Valmont; and a
                               director of Valhi.

Steven L. Watson               Director and president of
                               Contran, Dixie Holding, NOA,
                               National, VGI and Valhi; director
                               and executive vice president of
                               Dixie Rice; director, vice
                               president and secretary of the
                               Foundation; executive vice
                               president of Southwest; vice
                               president and secretary of CompX
                               and Valmont.

----------

(1)  The principal business address for Ms. Alderton is 70 East 55th Street, 8th
     Floor, New York, New York   10022.  Ms. Alderton is a citizen of the United
     Kingdom.

(2)  The principal business address for Mr. Boushka is 7701 East Kellogg, Suite
     650, Wichita, Kansas   67207.

(3)  The principal business address for Messrs. Broussard and McCollam is 402
     Canal Street, Houma, Louisiana   70360.

(4)  The principal business address for Mr. Edelcup is 5190 N.W. 167th Street,
     Suite 300, Miami, Florida   33014.

(5)  The principal business address for Dr. Ferris is 15249 North 59th Avenue,
     Glendale, Arizona   85306-6000.

(6)  The principal business address for Mr. Henning is 3824 Leathertop Drive,
     Plano, Texas   75075.

(7)  The principal business address for Mr. Martin is 199 Main Street,
     Burlington, Vermont   05402-0190.

(8)  The principal business address for Messrs. Martin, Montgomery and Musgraves
     is 1999 Broadway, Suite 4300, Denver, Colorado   80202.

(9) The principal business address for Messrs. Mire and Smith is 600 Pasquiere Street, Gueydan, Louisiana 70542-0010.

(10) The principal business address for Mr. Stafford is 1006 Cameron Street,
     Alexandria, Virginia   22314.

(11) The principal business address for Mr. Stangle is Two Greenspoint Plaza, 16825 Northchase Drive, Suite 1200, Houston, Texas 77060.

(12) The principal business address for Mr. Stein is 227 West Monroe St., Suite
     4300, Chicago, Illinois   60606.

(13) The principal business address for Mr. Tucker is 400 E. Central Boulevard,
     Orlando, Florida   32801.


                                   SCHEDULE C

     Schedule C is hereby amended and restated as follows:

     Based upon ownership filings with the Commission or upon information provided by the persons listed on Schedule B to this Statement, such persons may be deemed to personally beneficially own Shares, as outlined below:

             Name                  Shares Held     Options Held (1)
-------------------------------  ----------------  ----------------

Susan E. Alderton (2)                 53,036            39,600

Eugene K. Anderson                        -0-               -0-

Richard J. Boushka                        -0-               -0-

F. Murlyn Broussard                       -0-               -0-

Norman S. Edelcup                         -0-               -0-

Lisa Simmons Epstein                   1,000                -0-

Kenneth R. Ferris (3)                  2,200                -0-

Marlin H. Henning                         (4)               (4)

J. Mark Hollingsworth (5)                500                -0-

Keith A. Johnson (6)                   3,906                -0-

William J. Lindquist                      -0-               -0-

A. Andrew R. Louis                         0                 0

Kelly D. Luttmer                          -0-               -0-

Allen Marten                              -0-               -0-

J. Landis Martin (7)                 224,230           334,000

Andrew McCollam, Jr.                      -0-               -0-

Harold M. Mire                            -0-               -0-

J. Thomas Montgomery, Jr.              8,500                -0-

Robert E. Musgraves                       -0-               -0-

Bobby D. O'Brien                          -0-               -0-

Glenn R. Simmons                       6,800                -0-

Harold C. Simmons (8)                     -0-               -0-

Richard A. Smith                          -0-               -0-

Thomas P. Stafford                        -0-               -0-

Patrick J. Stangle                        (4)            1,800

Avy H. Stein                              -0-               -0-

Gregory M. Swalwell                       -0-               -0-

J. Walter Tucker, Jr.                     -0-               -0-

Steven L. Watson                       8,000                -0-

----------

(1) Represents Shares issuable pursuant to the exercise within 60 days of the date of this Statement of stock options.

(2) Includes 11,879 Shares credited to Ms. Alderton's account under the NL Industries, Inc. Retirement Savings Plan (the "Savings Plan").

(3) Comprises 2,200 Shares Dr. Ferris holds in his individual retirement account.

(4)  Unknown at the time of filing.

(5) Comprises 500 Shares Mr. Hollingsworth holds in his individual retirement account.

(6) Includes 500 Shares that Mr. Johnson's spouse holds in an individual retirement account.

(7) Includes 14,089 Shares credited to Mr. Martin's account under the Savings Plan.

(8) Mr. Simmons may be deemed to possess indirect beneficial ownership of the Shares as described in Item 5(a) of this Statement. Mr. Simmons disclaims beneficial ownership of all Shares.

                                 EXHIBIT INDEX


Exhibit 1* Credit Agreement dated as of November 6, 1998 among Valhi, Inc., the financial institutions from time to time that are a party thereto and Societe Generale, Southwest Agency, as the administrative agent, issuing bank and arranger.

----------

*    Filed herewith.